FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of February 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.        An announcement regarding adjusting tariffs of gas fired power plants of Huaneng Power International, Inc. (the “Registrant”); and
2.         An announcement regarding resolution passed at 2014 first extraordinary general meeting of the Registrant;

Each made by the Registrant on February 12, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ADJUSTMENT OF TARIFFS OF GAS FIRED
POWER PLANTS

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The Company recently received the Notification from Beijing Municipal Development and Reform Commission Regarding Adjustment of the Temporary Settlement  On-Grid Tariffs  of Beijing Municipal Gas Fired Power Generation Enterprises (Jing Fa Gai [2014] No. 117) and the Notification from Shanghai  Municipal Pricing Bureau Regarding Resolving the Tariffs Conflict of Shanghai  Municipal (Hu Jia Guan [2014] No. 3). According to the aforesaid tariffs adjustment documents, the on-grid tariffs of the Company’s domestic gas fired power plants will be adjusted as set out below.

The temporary settlement on-grid tariffs of Beijing Co-generation will be adjusted to RMB 650/MWh. The on-grid tariffs of Shanghai Combined-cycle will be divided into two parts, i.e. generation tariffs and capacity tariffs. Pursuant to such adjustment, the generation tariffs will increase to RMB 534/MWh while the subsidy in the form of capacity tariffs will remain unchanged. Based on the installed generation capacity of Shanghai Combined-cycle, the subsidy is RMB45.83/KW per month.

The above mentioned adjustment on tariffs has been effective as of 20 January 2014.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
12 February 2014

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESOLUTION PASSED AT

2014 FIRST EXTRAORDINARY GENERAL MEETING

This announcement sets out the resolution passed at the EGM convened on 11 February 2014.

Reference is made to the notice of meeting of 2014 first extraordinary general meeting (the “EGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) dated 28 December 2013.

The EGM was held at 9:00 a.m. on 11 February 2014 at Huangeng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China. The convening of the Meeting was in compliance with the Company Law of the PRC and relevant provisions of the Articles of Association of the Company. The Meeting was convened by the board of directors of the Company. Mr. Huang Long, vice chairman of the Company, presided over the EGM as the chairman of the Meeting.

As at the record date (i.e. 22 January 2014), there were totally 14,055,383,440 shares of the Company entitled to attend the EGM to vote for or against the resolutions tabled thereat. A total of 17 Shareholders and their proxies, representing 10,833,822,502 Shares of the Company (representing 77.08% of the total 14,055,383,440 shares having voting rights of the Company), attended the EGM in person, the details of which are set out below:

Number of Shareholders and proxies who attended the EGM	17
Of which: A Shares	15
H Shares	2
Total number of Shares carrying voting rights held by Shareholders and proxies who attended the EGM (share)	10,833,822,502
Of which: A Shares	8,964,962,925
H Shares	1,868,859,577
Percentage of the total number of Shares held by Shareholders and proxies who attended the EGM relative to the total number of Shares carrying voting rights of the Company (%)	77.08
Of which: A Shares	63.78
H Shares	13.30

According to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), connected persons (including China Huaneng Group and its respective associates and shareholders of the Company who are involved in or interested in the transactions as contemplated by resolution 1 to be considered at the EGM) holding an aggregate of 7,211,431,502 shares of the Company, representing 51.31% of the total issued share capital of the Company as of the Record Date, shall abstain and has abstained from voting on resolution 1 tabled at the EGM. The Company was not aware of any parties indicating their intention to vote against any resolutions proposed at the Meeting. None of our shareholders was entitled to attend and abstain from voting in favour as set out in Rule 13.40 of the Hong Kong Listing Rules.

Pursuant to the Hong Kong Listing Rules, the H Share Registrar of the Company (Hong Kong Registrars Limited) was appointed as the scrutineer at the EGM for the purpose of vote-taking.

After reviewing the resolution proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of poll to approve the following resolution:

ORDINARY RESOLUTION

1.
The “Resolution regarding the 2014 Continuing Connected Transactions between the Company and Huaneng Group”, including Huaneng Group Framework Agreement and the transaction caps thereof was considered and approved.

3,649,964,645 shares, representing approximately 99.98% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 673,019 shares voted against.

By Order of the Board
Huaneng Power International, Inc
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
12 February 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:   February 12, 2014